SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 20, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

Kanawha selects CGI for 10-year IT outsourcing contract worth US$41 million

Atlanta, Georgia, November 20, 2003 – South Carolina-based health and life insurer, Kanawha Insurance Company, and CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a leading provider of information technology (IT) and business processing services, announced today the signing of a 10-year IT outsourcing contract valued at US$41 million. The contract includes the delivery of full outsourcing services which include infrastructure management, data center services as well as application maintenance and development. As part of this contract, 33 IT professionals will be joining CGI.

“To ensure optimal growth, our goal is to be able to better predict our IT costs and be ready for change by being flexible while at the same time have our systems run on best-in-class, robust infrastructure. In partnering with CGI and implementing their best practices, we are able to meet these business objectives,” says Stanley D. Johnson, president and CEO for Kanawha.

Joseph Saliba, president, USA and India for CGI added: “We are pleased to welcome Kanawha as a new client as well as the IT professionals as new members to the CGI family. We feel confident that CGI’s global delivery model coupled with our deep insurance industry knowledge, will enable us to deliver real value and tangible savings to Kanawha. We are excited to be a contributor to the success of Kanawha’s business strategy.”

About Kanawha
Kanawha (ka-na’-wha) Insurance Company is one of the largest privately-owned life insurance companies in the Southeast. It is licensed as an insurer in 45 states and as a reinsurer in New York. Kanawha has had at least an “A- (Excellent)” rating by A.M. Best Company for 20 consecutive years and has been rated “A (Strong)" by Standard & Poor’s.

Long Term Care and Worksite products are currently distributed in more than 40 states and represent the prime strategic markets for Individual insurance, accounting for 90% of new sales. This marketing thrust is supported by extensive proprietary producer training and sales support mechanisms that take full advantage of new technology.

Kanawha HealthCare Solutions, Inc., a wholly-owned subsidiary, is one of the largest Third Party Administrators in the Southeast. Kanawha Marketing Group, Inc. was formed January 1, 2003 to distribute Kanawha products and other carriers’ product lines not manufactured by Kanawha. Since 1985, Kanawha’s net worth has grown by 12% per year to over $166 million while assets under management now exceed $660 million. This growth has been a direct result of Kanawha’s reputation for service to policyholders, customers and agents, a dedication that continues. To learn more, visit www.kanawha.com.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.8 billion (US$2.1 billion) and at September 30, 2003, CGI’s order backlog was CDN$12.3 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

Kanawha
Larry Higgins
Vice-president, secretary and general counsel
(803) 283-5316

CGI
Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 20, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary